IN THE UNITED STATES DISTRICT COURT
                       FOR THE NORTHERN DISTRICT OF TEXAS
                              FORT WORTH DIVISION


UNION PACIFIC RESOURCES GROUP           :
INC., ET AL.                            :
                                        :
VS.                                     :    ACTION NO. 4:97-CV-509
                                        :
PENNZOIL COMPANY                        :

                  ORDER DENYING AMENDED MOTION TO DISMISS AND
              PARTIALLY GRANTING MOTION FOR PRELIMINARY INJUNCTION
             (With Special Instructions to the Clerk of the Court)
             -----------------------------------------------------


     Pending before the Court is Defendent's Amended Motion to Dismiss, which was filed in this cause on June 27, 1997. Defendant requests that this action be dismissed in favor of a suit it filed against Plaintiffs in Delaware federal district court. Plaintiffs filed a response in opposition to the motion on July 14, and Defendant filed a reply to the response on July 17. Also pending before the Court is Plaintiffs' Motion for Preliminary Injunction, which was filed on June 26. Plaintiffs' motion requests that this Court enjoin Defendant from further prosecuting its Delaware suit, or any other suit regarding the subject matter of Plaintiffs' complaint in this action. Defendant filed a response to Plaintiffs' motion on July 16. After consideration of the submissions of the parties and the arguments of counsel, the Court finds that Defendant's Amended Motion to Dismiss should be denied, and that Plaintiffs' Motion for Preliminary Injunction should be partially granted.

     When parallel cases are filed in different courts regarding the same subject matter, the "first-to-file rule" provides that the court with prior jurisdiction over the common subject matter should generally take priority. See Genentech, Inc. v. Eli Lilly & Co., 998 F.2d 931, 937 (Fed. Cir. 1993), cert. denied sub nom. Regents of the Univ. of Cal. v. Genentech, Inc., 510 U.S. 1140 (1994); West Gulf Maritime Ass'n v. ILA Deep Sea Local No. 24, 751 F.2d 721, 730 (5th Cir. 1985) (quoting Mann Mfg., Inc. v. Hortox, Inc., 439 F.2d 403, 408 (5th Cir. 1971)). Adherence to that rule would compel the Court to deny Defendant's Motion to Dismiss because Plaintiffs filed this suit two days prior to Defendant's suit in Delaware. But Defendant urges that Plaintiffs' Original Complaint, requesting merely a declaratory judgment, did not present a case or controversy and, consequently, that jurisdiction did not first attach in this Court. The Court finds, however, that still prior to Defendant's filing of its suit in Delaware, Plaintiffs filed their First Amended Complaint with this Court adding claims for injunctive relief based upon Defendant's alleged violations of federal securities laws.(1) As a result, whether by virtue of the Origninal or First Amended Complaint, this case is the first-filed in which jurisdiction attached.(2) Consequently,



----------------
(1) Defendant admits its Delaware action was filed at 3:22 p.m. CST. See Def.'s Am. Mot. to Dismiss at 4, n.2. The affidavits attached to Plaintiffs' response to Defendant's Amended Motion to Dismiss demonstrates that Plaintiffs' First Amended Complaint was filed with the clerk of this Court prior to 3:22 p.m. CST.

(2) The Court is not convinced, as urged by Defendant, that the additional claims for injunctive relief asserted in Plaintiffs' First Amended Complaint are moot. Furthermore, the Court is similarly unconvinced that for purposes of the first-filed rule, the fact that the additonal claims raised in the First Amended Complaint may be moot is dispositive of whether jurisdiction nevertheless attached upon the filing of the First Amended Complaint.

the first-to-file rule militates in favor of this Court's exercising jurisdiction over this matter.

     Defendant urges that compelling circumstances warrant deviating from the first-to-file rule, specifically, that Plaintiffs engaged in impermissible forum shopping by filing their allegedly anticipatory suit in this forum. Because of Plaintiffs' allegedly blatant forum shopping, Defendant urges that their claims be dismissed. As another federal district judge in Texas has pointed out, however, every litigant who files a lawsuit engages in forum shopping when he chooses a place to file suit. The Court is concerned only with whether the choice of forum is a proper one under the law, and not with the motives of the party selecting the forum. The venue statutes are intentionally broad, and litigants must often make an election from among several options as to where to file a lawsuit. The litigant's right to choose a forum is well established, and there are well-recognized test under 28 U.S.C. ss. 1404 to determine whether a party has exceeded the bounds of fairness, convenience, and judicial economy in the selection made.

Texas Instruments v. Micon Semiconductor, 815 F. Supp. 994, 996 (E.D. Tex.
1993); see also Fidelity Bank v. Mortgage Funding Corp. of Am., 855 F. Supp. 901, 903-04 (N.D.Tex. 1994) (finding that the declaratory judgment/first-to-file plaintiff engaged in forum shopping, but refusing to dismiss action because the plaintiff's chosen forum was the more convenient forum), aff'd, 91 F.3d 138
(1996). Furthermore, forum shopping does not appear to the Court to be the sole reason that Plaintiffs filed suit in this forum;(1)


--------------
(1) The Court's decision might be different, however, if the only claim asserted in this action was Plaintiffs' claim for declaratory relief.

indeed, this forum appears to the Court to be at least as reasonable a forum for this litigation as Defendant's chosen forum.

         Defendant also contends that the first-to-file rule should not be followed where the suits at issue are filed within a matter of days of each other. Defendant cites two cases from the Southern District of New York in support of this proposition, see Def.'s Resp. to Pl.s' Mot. for Prelim. Inj. at 9 (citing Ontel Prods., Inc. v. Project Strategies Corp., 899 F. Supp. 1144, 1153 (S.D.N.Y. 1995), and Don King Prod., Inc. v. Douglas, 735 F. Supp. 522, 532 (S.D.N.Y. 1990)). Plaintiffs have not presented the Court with any Fifth Circuit authority to the contrary. In the cases cited by Defendant, because the suits at issue were filed within days of each other, the courts considered which forum was more convenient for the witnesses and the parties rather than giving dispositive weight to which case was filed first, and Defendant has urged this Court to do the same.

         Partially persuaded, the Court directed the parties to focus their efforts at July 17's hearing on the issue of which forum was more convenient.(4) After consideration of the arguments presented both at the hearing and in the parties' written submissions, the

----------
(4) Plaintiffs' counsel noted at the hearing that Defendant had not actually filled a motion requesting a transfer under 28 U.S.C. Section 1404(a). Regardless of whether Defendant's motion, as supplemented by its reply to Plaintiffs' response to the motion, can be viewed as requesting a Section 1404(a) transfer, the Court notes that it can determine whether to transfer an action under Section 1404 without awaiting a specific motion for such a transfer from Defendant. See Caldwell v. Palmetto State Savs. Bank of
S. Carolina, 811 F.2d 916, 919 (5th Cir. 1987) ("Under the transfer statute, a district court may transfer a case upon a motion or sua sponte, 28 U.S.C.
Section 1404 and Section 1406. The district court has broad discretion in deciding whether to order a transfer."); accord Mills v. Beech Aircraft Corp., Inc., 886 F.2d 758, 761 (5th Cir. 1989).

Court concludes that a transfer is not warranted. Defendant has the burden to demonstrate that a transfer of venue is appropriate. See Time, Inc. v. Manning, 366 F.2d 690, 698 (5th Cir. 1966) ("At the very least, the plaintiff's privilege of choosing venue places the burden on the defendant to demonstrate why the forum should be changed."): Hupp v. Siroflex of Am., Inc., 848 F. Supp. 744, 749 (S.D. Tex. 1994) ("it is well settled that the party moving for a change of venue pursuant to 28 U.S.C. Section 1404(a) has the burden of demonstrating why the forum should be changed."). In determining whether to transfer, a court should consider the following factors: (1) the plaintiff's choice of forum; (2) the availability of witnesses and the convenience of the parties; (3) the cost of obtaining the attendance of witnesses and other trial expenses; (4) the location of counsel; (5) the location of books and records; (6) the place of the alleged wrong; and (7) the possibility of delay and prejudice if transfer is granted. Bevil v. Smit Americas, Inc., 883 F. Supp. 168, 170 (S.D. Tex. 1995); Hupp, 848 F. Supp. at 749.

         After careful consideration of all of these factors, the Court simply is not persuaded that Delaware would be a more convenient forum for this dispute. In making this decision, the Court is cognizant of the fact that Plaintiffs' choice of forum is generally given deference, see Hupp, 848 F. Supp. at 751, and though Defendant contends it is the "natural" plaintiff, in light of the claims added by Plaintiffs' First Amended Complaint, the Court is unpersuaded. Texas appears to be least slightly more convenient to the parties, given that their principal places of business are located within Texas. Therefore, the majority of relevant documents appear to be located in Texas. A majority of the witnesses are residents of Texas or on the boards of directors of the parties. Costs do not appear to be a significant factor in making the venue decision. Both parties have Texas and Delaware counsel, and the lead counsel of record in this case are located in Texas. And finally, though the average number of cases per judge in the Northern District of Texas is, as Defendant represents, nearly 400, this judge has 270 civil cases pending--not a significantly higher number than the 190-cases-per-judge average Defendant attributes to the Delaware district court. See Def.'s Resp. to Pl.'s Mot. for Prelim. Inj. at 10. Consequently, for all of the foregoing reasons, the Court cannot say that Delaware, rather than Texas, is a more convenient forum for this dispute. As a result, the Court finds that Defendants' Amended Motion to Dismiss should be denied, and that a transfer of venue under 28 U.S.C. Section 1404(a) is unwarranted.

         Regarding Plaintiffs' Motion for Preliminary Injunction, the Court finds that in light of its ruling on the Amended Motion to Dismiss, and after consideration of all of the arguments presented by the parties in their oral and written submissions, the Court finds that Plaintiffs' motion should be partially granted. The Court finds that Defendant, its officers, directors, agents, employees, and attorneys, and all those in active concert or participation with them, should be enjoined from the following until the final decision on the merits of this action:

     (1) Prosecuting or seeking any relief in Pennzoil Company v. Union Pacific Resources Group, Inc. and Resources Newco, Inc., cause number 97-353, pending in the United States District Court for the District of Delaware, and

     (2) Commencing or filing any lawsuit or litigation in any state or federal court against Plaintiffs and/or their officers, agents, directors, employees, or attorneys, or those in active concert or participation with them, alleging claims that Plaintiffs' tender offer commenced on June 23, 1997 for Defendant's stock, or any actions taken in pursuit of such offer, violated federal securities laws; or commencing or filing any lawsuit or litigation that questions, based on applicable federal securities laws, the legality, sufficiency, or validity of such offer.

     It is, therefore, ORDERED that Defendant's June 27 Amended Motion to Dismiss [document number 14-1] is hereby DENIED.

     It is further ORDERED that Plaintiffs' June 26 Motion for Preliminary Injunction [document number 7-2] is hereby PARTIALLY GRANTED, in that Defendant, its officers, directors, agents, employees, and attorneys, and all those in active concert or participation with them, are hereby enjoined from the following until the final decision on the merits of this action;

     (1) Prosecuting or seeking any relief in Pennzoil Company v. Union Pacific Resources Group, Inc. and Resources Newco, Inc., cause number 97-353, pending in the United States District Court for the District of Delaware, and

     (2) Commencing or filing any lawsuit or litigation in any state or federal court against Plaintiffs and/or their officers, agents, directors, employees, or attorneys, or those in active concert or participation with them, alleging claims that Plaintiffs' tender offer commenced on June 23, 1997 for Defendant's stock, or any actions taken in pursuit of such offer, violated federal securities laws; or commencing or filing any lawsuit or litigation that questions, based on applicable federal securities laws, the legality, sufficiency, or validity of such offer.

     The clerk of this Court is hereby DIRECTED to transmit a copy of this order to all counsel of record via facsimile transmission as soon as possible this same day.

     The clerk is also DIRECTED to transmit a copy of this order via facsimile transmission as soon as possible this same day, and to transmit a certified copy of this order by mail, to the clerk of the United States District Court for the District of Delaware, referencing Pennzoil Company v. Union Pacific Resources Group, Inc. and Resources Newco, Inc., cause number 97-353

     SO ORDERED.

     SIGNED July 18, 1997.



                                           /s/ TERRY R. MEANS
                                           --------------------------------
                                           TERRY R. MEANS
                                           UNITED STATES DISTRICT JUDGE